Exhibit 99.1

NEWS RELEASE

Five Below, Inc. Announces Second Quarter Fiscal 2012 Financial Results

•	Net sales increase of 40%; comparable store sales increase of 8.6%

•	GAAP operating income increase of 28%; adjusted operating income increase of 61%

PHILADELPHIA, PA – (Sept. 10, 2012) – Five Below, Inc. (Nasdaq: FIVE) today announced financial results for the thirteen weeks and twenty-six weeks ended July 28, 2012.

For the thirteen weeks ended July 28, 2012:

•	Net sales increased by 40% to $86.8 million from $62.0 million in the second quarter of fiscal 2011; comparable store sales increased by 8.6%.

•

Operating income increased to $4.7 million from $3.7 million in the second quarter of fiscal 2011. Adjusted for the impact of the founders’ transactions in both periods (see GAAP/Non-GAAP reconciliation table), operating income increased 61% to $6.2 million from $3.9 million in the second quarter of fiscal 2011.

•	The Company opened 27 new stores and ended the quarter with 226 stores in 18 states, an increase of 35% from the end of the second quarter of fiscal 2011.

•

Net interest expense increased to $1.3 million from $5,000 in the second quarter of fiscal 2011. The increase in net interest expense resulted from a $100 million term loan entered into in the second quarter of fiscal 2012, of which $65.3 million was repaid subsequent to the completion of the Company’s initial public offering (“IPO”) on July 24, 2012.

•

Loss on debt extinguishment was $1.6 million for the second quarter of fiscal 2012 and was the result of a write-off of deferred financing costs in connection with the partial repayment of the Company’s term loan.

•

Net income was $1.2 million compared to $2.2 million in the second quarter of fiscal 2011. Adjusted net income, which excludes the impact of the founders’ transactions in both periods (see GAAP/Non-GAAP reconciliation table), was $2.2 million compared to $2.3 million for the second quarter of fiscal 2011.

•

U.S. generally accepted accounting principles, or GAAP, diluted loss per common share was $(3.41) compared to $(0.10) in the second quarter of fiscal 2011 and includes dividends paid to preferred and unvested restricted shareholders and GAAP adjustments for the potential impact of the Company’s Series A 8% Convertible Preferred Stock cumulative dividends. Adjusted diluted income per common share, which is adjusted net income on an adjusted diluted weighted average common shares outstanding basis (see GAAP/Non-GAAP reconciliation table), was $0.04 compared to $0.04 in the second quarter of fiscal 2011.

Thomas Vellios, Co-Founder, President and CEO, stated: “We are pleased to have delivered net sales, comparable store sales, and operating income growth for the second quarter that reflects the strength of our dynamic business model. Our unique concept that delivers trend-right merchandise to our core teen and pre-teen customer in an engaging store environment and at the $1 to $5 value price points resonates with our customers and continues to drive our success. With a current base of 226 stores, we believe we have a considerable runway for store growth ahead of us and we are focused on delivering against that opportunity while maintaining our profitability and return goals.”

For the twenty-six weeks ended July 28, 2012:

•	Net sales increased by 45% to $158.6 million from $109.4 million in the comparable period in fiscal 2011; comparable store sales increased by 9.4%.

•

Operating income was $2.8 million as compared to $5.3 million in the comparable period in fiscal 2011. Adjusted for the impact of the founders’ transactions in both periods (see GAAP/Non-GAAP reconciliation table), operating income increased 84% to $10.5 million from $5.7 million in the comparable period in fiscal 2011.

•	The Company opened 34 new stores compared to 26 net new stores opened in the comparable period in fiscal 2011.

•

Net interest expense increased to $1.3 million from $2,000 in the corresponding period of fiscal 2011. The increase in net interest expense resulted from a $100 million term loan entered into in the second quarter of fiscal 2012, of which $65.3 million was repaid subsequent to the completion of the Company’s IPO on July 24, 2012.

•

Loss on debt extinguishment was $1.6 million for the twenty-six week period of fiscal 2012 and was the result of a write-off of deferred financing costs in connection with the partial repayment of the Company’s term loan.

•

Net income was $90,000 compared to $3.2 million in the corresponding period of fiscal 2011. Adjusted net income, which excludes the impact of the founders’ transactions in both periods (see GAAP/Non-GAAP reconciliation table), was $4.7 million compared to $3.4 million in the corresponding period of fiscal 2011.

•

GAAP diluted loss per common share was $(3.71) compared to $(0.29) in the corresponding period of fiscal 2011 and includes dividends paid to preferred and unvested restricted shareholders and GAAP adjustments for the potential impact of the Company’s Series A 8% Convertible Preferred Stock cumulative dividends. Adjusted diluted income per common share, which is adjusted net income on an adjusted diluted weighted average common shares outstanding basis (see GAAP/Non-GAAP reconciliation table), was $0.09 compared to $0.07 in the corresponding period of fiscal 2011.

Balance sheet highlights as of July 28, 2012:

The Company’s IPO closed on July 24, 2012. Proceeds from the IPO are reflected in the Company’s financial statements for the second quarter ended July 28, 2012.

•	Cash: $17.7 million

•	Total debt: $34.8 million

•	Total liquidity (cash plus availability on a $20 million revolver facility): $37.7 million

Third Quarter and Fiscal 2012 Outlook:

For the third quarter of fiscal 2012, net sales are expected to be in the range of $79 million to $81 million based on opening 14 new stores and an increase in comparable sales in the mid-single digit range. GAAP net loss is expected to be in the range of $0.7 million to $0.3 million, with a GAAP diluted loss per common share of $0.01 on approximately 52.6 million estimated weighted average common shares outstanding. Excluding $0.9 million, or $0.02 per adjusted diluted share, in tax-effected expenses related to the founders’ transaction, adjusted net income is expected to be in the range of $0.2 million to $0.6 million, or $0.00 to $0.01 per diluted share based on estimated adjusted diluted weighted average common shares outstanding of approximately 54.4 million.

For fiscal 2012, net sales are expected to be in the range of $402 million to $407 million based on opening 52 new stores for the full year and an increase in comparable store sales in the 6.0% to 6.5% range. GAAP net income is expected to be in the range of $18.2 million to $19.1 million, with a GAAP diluted loss per common share of $1.33 to $1.31 (which includes the impact of $65.4 million of dividends paid to preferred and unvested restricted shareholders) on approximately 35.4 million estimated weighted average common shares outstanding. Excluding $6.5 million, or $0.12 per adjusted diluted share, in tax-effected expenses related to the founders’ transaction, adjusted net income for fiscal 2012 is expected to be in the range of $24.6 million to $25.6 million, or $0.45 to $0.47 per diluted share based on estimated adjusted diluted weighted average common shares outstanding of 54.2 million.

Conference Call Information:

A conference call to discuss second quarter fiscal 2012 financial results is scheduled for today, September 10, 2012, at 4:30 PM Eastern Time. Investors and analysts interested in participating in the call are invited to dial (888) 208-1617 (international callers please dial (913) 981-5588) approximately 10 minutes prior to the start of the call. A live audio webcast of the conference call will be available online at www.fivebelow.com in the investor relations section of the website.

A taped replay of the conference call will be available within two hours of the conclusion of the call and can be accessed both online and by dialing (877) 870-5176. The pin number to access the telephone replay is 7947518. The replay will be available until September 17, 2012.

Non-GAAP Information

This press release includes non-GAAP adjusted operating income, adjusted net income, adjusted diluted weighted average common shares outstanding and adjusted diluted income per common share, each a non-GAAP financial measure. The Company has reconciled these non-GAAP financial measures with the most directly comparable GAAP financial measures in a table accompanying this release. The Company believes that these non-GAAP financial measures not only provide its management with comparable financial data for internal financial analysis but also provide meaningful supplemental information to investors. Specifically, these non-GAAP financial measures allow investors to better understand the performance of the Company’s business and facilitate a meaningful evaluation of its quarterly and fiscal year 2012 diluted income per common share and actual results on a comparable basis with its quarterly and fiscal year 2011 results. In evaluating these non-GAAP financial measures, investors should be aware that in the future the Company may incur expenses or be involved in transactions that are the same as or similar to some of the adjustments in this presentation. The Company’s presentation of non-GAAP financial measures should not be construed to imply that its future results will be unaffected by any such adjustments. The Company has provided this information as a means to evaluate the results of its ongoing operations. Other companies in the Company’s industry may calculate these items differently than it does. Each of these measures is not a measure of performance under GAAP and should not be considered as a substitute for the most directly comparable financial measures prepared in accordance with GAAP. Non-GAAP financial measures have limitations as analytical tools, and investors should not consider them in isolation or as a substitute for analysis of the Company’s results as reported under GAAP.

Forward-Looking Statements:

This news release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 as contained in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, which reflect management’s current views and estimates regarding the Company’s industry, business strategy, goals and expectations concerning its market position, future operations, margins, profitability, capital expenditures, liquidity and capital resources and other financial and operating information. Investors can identify these statements by the fact that they use words such as “anticipate,” “assume,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “future” and similar terms and phrases. The Company cannot assure investors that future developments affecting the Company will be those that it has anticipated. Actual results may differ materially from these expectations due to risks relating to the Company’s strategy and expansion plans, the availability of suitable new store locations, risks that consumer spending may decline and that U.S. and global macroeconomic conditions may worsen, risks related to the Company’s continued retention of its senior management and other key personnel, risks relating to changes in consumer preferences and economic conditions, risks relating to the Company’s distribution center, quality or safety concerns about the Company’s merchandise, events that may affect the Company’s vendors, increased competition from other retailers, risks relating to trade restrictions, risks associated with leasing substantial amounts of space, and other factors that are set forth in the Company’s filings with the Securities and Exchange Commission (“SEC”), including risk factors contained in the final prospectus relating to the IPO dated July 18, 2012 filed with the SEC and available at www.sec.gov. If one or more of these risks or uncertainties materialize, or if any of the Company’s assumptions prove incorrect, the Company’s actual results may vary in material respects from those projected in these forward-looking statements. Any forward-looking statement made by the Company in this news release speaks only as of the date on which the Company makes it. Factors or events that could cause the Company’s actual results to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws.

About Five Below

Five Below is a rapidly growing specialty value retailer offering a broad range of trend-right, high-quality merchandise targeted at the teen and pre-teen customer. Five Below offers a dynamic, edited assortment of exciting products, all priced at $5 and below, including select brands and licensed merchandise across a number of category worlds – Style, Room, Sports, Media, Crafts, Party, Candy and Seasonal. Five Below is headquartered in Philadelphia, Pennsylvania.

###

Investor Contact:

ICR, Inc.

Farah Soi / Joseph Teklits

203-682-8200

Farah.soi@icrinc.com

FIVE BELOW, INC.

Balance Sheets

(Unaudited)

(in thousands, except share and per share data)

	July 28, 2012	January 28, 2012	July 30, 2011
Assets
Current assets:
Cash and cash equivalents	$17,676	$41,293	$5,695
Inventories	63,631	38,790	43,012
Prepaid income taxes	10,577	—	—
Deferred income taxes	—	4,863	2,928
Prepaid expenses and other current assets	12,155	7,303	7,408

Total current assets	104,039	92,249	59,043
Property and equipment, net	49,039	42,040	36,672
Deferred income taxes	—	—	439
Other assets	1,116	238	165

	$154,194	$134,527	$96,319

Liabilities and Shareholders’ Equity (Deficit)
Current liabilities:
Line of credit	$—	$—	$—
Current portion of note payable	1,000	—	—
Accounts payable	28,064	23,588	18,521
Income taxes payable	—	9,139	1,718
Accrued salaries and wages	2,830	9,254	1,837
Other accrued expenses	11,496	7,961	9,078
Deferred income taxes	1,045	—	—

Total current liabilities	44,435	49,942	31,154
Notes payable	33,750	250	250
Deferred rent	26,294	20,933	17,686
Deferred income taxes	2,949	1,306	—

Total liabilities	107,428	72,431	49,090

Preferred stock, $0.01 par value. Authorized 100,000,000 shares; 10,000,000 shares undesignated; 90,000,000 shares designated as Series A 8% Convertible Preferred Stock, $0.01 par value. Issued and outstanding zero, 89,291,773 and 89,291,773 shares, respectively, with a liquidation preference of zero, $214,420 and $206,246, respectively	—	191,855	191,855

Shareholders’ equity (deficit):
Common stock, $0.01 par value. Authorized 120,000,000 shares; issued and outstanding 53,972,006, 16,248,797 and 16,084,358 shares, respectively.	540	162	161
Additional paid-in capital	266,594	3,691	1,692
Accumulated deficit	(220,368)	(133,612)	(146,479)

Total shareholders’ equity (deficit)	46,766	(129,759)	(144,626)

	$154,194	$134,527	$96,319

FIVE BELOW, INC.

Statements of Operations

(Unaudited)

(in thousands, except share and per share data)

	Thirteen weeks ended		Twenty-six weeks ended
	July 28, 2012	July 30, 2011	July 28, 2012	July 30, 2011
Net sales	$86,820	$61,966	$158,649	$109,393
Cost of goods sold	58,073	41,955	106,882	74,795

Gross profit	28,747	20,011	51,767	34,598
Selling, general and administrative expenses	24,012	16,323	48,997	29,249

Operating income	4,735	3,688	2,770	5,349
Interest expense, net	1,316	5	1,279	2
Loss on debt extinguishment	1,587	—	1,587	—
Other income	(258)	—	(258)	—

Income before income taxes	2,090	3,683	162	5,347
Income tax expense	843	1,471	72	2,136

Net income	1,247	2,212	90	3,211
Dividend paid to preferred and unvested restricted shareholders	(65,403)	—	(65,403)	—
Series A 8% Convertible Preferred Stock cumulative dividends	—	(3,870)	—	(7,739)

Net loss attributable to common shareholders	$(64,156)	$(1,658)	$(65,313)	$(4,528)

Basic loss per common share	$(3.41)	$(0.10)	$(3.71)	$(0.29)

Diluted loss per common share	$(3.41)	$(0.10)	$(3.71)	$(0.29)

Dividends declared and paid per common share	$2.02	$—	$2.02	$—

Weighted average shares outstanding:
Basic shares	18,803,979	15,854,003	17,627,376	15,826,046

Diluted shares	18,803,979	15,854,003	17,627,376	15,826,046

FIVE BELOW, INC.

Statements of Cash Flows

(Unaudited)

(in thousands)

	Twenty-six weeks ended
	July 28, 2012	July 30, 2011
Operating activities:
Net income	$90	$3,211
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Depreciation and amortization	4,342	3,091
Gain on conversion of note payable	(200)	—
Loss on debt extinguishment	1,587	—
Amortization of deferred financing costs	305	14
Warrant expense related to professional service providers for services rendered	43	25
Stock-based compensation expense	8,241	595
Deferred income tax expense	7,551	246
Other	(71)	—
Changes in operating assets and liabilities:
Prepaid income taxes	(10,577)	20
Inventories	(24,841)	(16,258)
Prepaid expenses and other assets	(4,884)	(3,287)
Accounts payable	4,717	7,714
Income taxes payable	(9,139)	1,577
Accrued salaries and wages	(6,424)	(206)
Deferred rent	6,228	2,578
Other accrued expenses	2,460	3,490

Net cash (used in) provided by operating activities	(20,572)	2,810

Investing activities:
Capital expenditures	(11,603)	(9,236)

Net cash used in investing activities	(11,603)	(9,236)

Financing activities:
Borrowing under Term Loan Facility	100,000	—
Repayment of Term Loan Facility	(65,250)	—
Cash paid for debt financing costs	(2,738)	—
Repayment of note payable	(50)	—
Dividend paid to shareholders	(99,451)	—
Net proceeds from issuance of common stock	74,308	—
Proceeds from exercise of warrants to purchase common stock	201	—
Repurchase of unvested restricted shares related to stock option exercises	(17)	(32)
Excess tax benefit related to restricted shares	1,555	—

Net cash provided by (used in) financing activities	8,558	(32)

Net decrease in cash and cash equivalents	(23,617)	(6,458)
Cash and cash equivalents at beginning of period	41,293	12,153

Cash and cash equivalents at end of period	$17,676	$5,695

FIVE BELOW, INC.

GAAP to Non-GAAP Reconciliation of Statements of Operations

(Unaudited)

(in thousands, except share and per share data)

Reconciliation of operating income, as reported, to adjusted operating income

	Thirteen weeks ended		Twenty-six weeks ended
	July 28, 2012	July 30, 2011	July 28, 2012	July 30, 2011
Operating income	$4,735	$3,688	$2,770	$5,349
Adjustments:
Founders’ transaction (1)	1,515	182	7,767	364

Adjusted operating income	$6,250	$3,870	$10,537	$5,713

Reconciliation of net loss attributable to common shareholders, as reported, to adjusted net income

	Thirteen weeks ended		Twenty-six weeks ended
	July 28, 2012	July 30, 2011	July 28, 2012	July 30, 2011
Net loss attributable to common shareholders	$(64,156)	$(1,658)	$(65,313)	$(4,528)
Adjustments:
Dividends paid to preferred and unvested restricted shareholders	65,403	—	65,403	—
Series A 8% Convertible Preferred Stock (“Preferred stock”) cumulative dividends	—	3,870	—	7,739

Net income	1,247	2,212	90	3,211
Adjustments:
Founders’ transaction (1)	1,515	182	7,767	364
Less tax benefit	(611)	(73)	(3,113)	(145)

Adjusted net income	$2,151	$2,321	$4,744	$3,430

Reconciliation of diluted weighted average common shares outstanding, as reported, to adjusted diluted weighted average common shares outstanding

	Thirteen weeks ended		Twenty-six weeks ended
	July 28, 2012	July 30, 2011	July 28, 2012	July 30, 2011
Diluted weighted average common shares outstanding	18,803,979	15,854,003	17,627,376	15,826,046
Adjustments:
Preferred shares conversion	29,197,429	30,894,953	30,046,192	30,894,953
Initial public offering shares issuance	4,543,534	4,807,682	4,675,614	4,807,682
Unvested and vested restricted stock (2)	1,423,756	204,252	1,644,105	232,208
Diluted effect of stock options and warrants (3)	167,614	—	93,025	—

Adjusted diluted weighted average common shares outstanding	54,136,312	51,760,890	54,086,312	51,760,889

FIVE BELOW, INC.

GAAP to Non-GAAP Reconciliation of Statements of Operations

(Unaudited)

(in thousands, except share and per share data)

Reconciliation of diluted loss per common share, as reported, to adjusted diluted income per common share

	Thirteen weeks ended		Twenty-six weeks ended
	July 28, 2012	July 30, 2011	July 28, 2012	July 30, 2011
Diluted loss per common share, as reported	$(3.41)	$(0.10)	$(3.71)	$(0.29)
Adjustments:
Dividends paid to preferred and unvested restricted shareholders per share	3.48	—	3.71	—
Series A 8% Convertible Preferred Stock cumulative dividends per share	—	0.24	—	0.49
Founders’ transaction per share (1)	0.08	0.01	0.44	0.02
Income tax benefit per share	(0.03)	—	(0.18)	(0.01)
Adjustments to weighted average common shares outstanding per share	(0.08)	(0.11)	(0.17)	(0.14)

Adjusted diluted income per common share	$0.04	$0.04	$0.09	$0.07

(1)	Founders’ transaction relates to the amortization of expense for options granted to the founders in Fiscal 2010 and their modification in March 2012, which cancelled the Fiscal 2010 option award to purchase 2,020,620 shares of common stock and granted an equal number of restricted shares that vest through March 2014.
(2)	Assumes the impact of all unvested and vested restricted stock as of the beginning of the period.
(3)	Assumes the diluted impact of stock options and warrants utilizing the treasury stock method.